

Mail Stop 3030

July 9, 2009

Via U.S. Mail and Fax (510) 352-7401

Michael Henighan
Chief Financial Officer
Alpha Innotech Corp.
2401 Merced St.
San Leandro, CA 94577

> **Re: Alpha Innotech Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-14257**

Dear Mr. Henighan:

We have reviewed your filings and response letter dated July 2, 2009 and have the following comment. Where indicated, we think you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Note 3. Balance Sheet Components, page 30

1.   We reference your response to prior comment 5 in our letter dated June 5, 2009. Please note that debt costs, which include underwriting, legal, and other direct costs related to the issuance of debt, should be amortized to interest expense over the contractual term of the debt using the effective interest method. We see your disclosure that loan costs are amortized over the term of the debt and included in general and administrative expenses. Please tell us how your presentation of the amortized expense within operating costs and expenses is consistent with U.S. GAAP. Refer, by analogy, to SAB Topic 2A6 and FASB ASC 470-10-35-2.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3664 if you have questions regarding this comment. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

                                Sincerely,

                                Kristin Lochhead
                                Reviewing Accountant